Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 17, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 17, 2008, entitled "StatoilHydro’s share saving plan allocates shares".

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro(OSE:STL, NYSE:STO) on 15 April 2008 for use in the group’s share saving plan have on 17 April 2008 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 2 373 463 shares. As participants in the share saving plan, the primary insiders below have been allocated shares in accordance with their saving plan 2008 to an average price of NOK 168.10.

Name	Total	Bought	New share holding
Helge Lund	7614	633	8 247
Eidar Sætre	5231	260	5 491
Margareth Øvrum	6895	341	7 236
Rune Bjørnson	3509	276	3 785
Jon Arnt Jacobsen	6248	289	6 537
Peter Mellbye	7080	260	7 340
Tore Torvund	35779	438	36 217
Tom Melbye Eide	3597	276	3 873
Reidar Gjærum	4006	196	4 202
Torgrim Reitan	2670	173	2 843
Kåre Thomsen	4979	193	5 172
Benedikte Bjøn	284	28	312
Lars Troen Sørensen	2564	115	2 679
Morten Svaan	662	85	747
Geir Nilsen	453	54	507
Ragnar Per Fritsvold	259	66	325
	87608	3 683	91 291

STATOILHYDRO ASA (Registrant)
Dated: April 17, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer